UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

278768 106
(CUSIP Number)

Dean A. Manson
Executive Vice President, General Counsel and Secretary
EchoStar Corporation
100 Inverness Terrace E.
Englewood, Colorado 80112
(303) 706-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 9,498,589 SHARES (1) (2) 575,373 SIXTY DAY SHARES (3)
	8.	SHARED VOTING POWER 40,404,603 SHARES (1) (4)
	9.	SOLE DISPOSITIVE POWER 9,498,589 SHARES (1) (2) 575,373 SIXTY DAY SHARES (3)
	10.	SHARED DISPOSITIVE POWER 40,404,603 SHARES (1) (4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 50,478,565

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 59.9% (5)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 2,200,678 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 7,294,206 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vi) 13,630,860 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2020 SATS GRAT (the “2020 December GRAT”); (vii) 4,053,768 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2021 SATS GRAT (the “2021 June GRAT”); and (viii) 9,900,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2022 SATS GRAT (the “2022 March GRAT”).

(5) Based on 36,021,772 shares of Class A Common Stock outstanding on June 7, 2022 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, June 7, 2022. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 93.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, June 7, 2022).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 40,393,081 SHARES (1) (2)
	8.	SHARED VOTING POWER 9,510,111 SHARES (1) (3)
	9.	SOLE DISPOSITIVE POWER 27,584,876 SHARES (1) (4)
	10.	SHARED DISPOSITIVE POWER 22,318,316 SHARES (1) (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 49,903,192

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 59.6% (6)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 13,630,860 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 December GRAT; (v) 4,053,768 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2021 June GRAT; and (vi) 9,900,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 March GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2020 December GRAT, the 2021 June GRAT and the 2022 March GRAT independently and, with respect to the 2020 December GRAT, the 2021 June GRAT and the 2022 March GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) Consists of: (i) 2,200,678 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 7,294,206 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; and (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 13,630,860 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 December GRAT; (iv) 4,053,768 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2021 June GRAT; and (v) 9,900,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 March GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2020 December GRAT, the 2021 June GRAT and the 2022 March GRAT, independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5) Consists of: (i) 2,200,678 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 7,294,206 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 36,021,772 shares of Class A Common Stock outstanding on June 7, 2022 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 93.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year December 2020 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
13,630,860 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
13,630,860 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
13,630,860

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 27.5% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2020 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,021,772 shares of Class A Common Stock outstanding on June 7, 2022 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 December GRAT may be deemed to beneficially own would be approximately 16.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 December GRAT beneficially owns equity securities of EchoStar representing approximately 26.6% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2021 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
4,053,768 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
4,053,768 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
4,053,768

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 10.1% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2021 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,021,772 shares of Class A Common Stock outstanding on June 7, 2022 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2021 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2021 June GRAT may be deemed to beneficially own would be approximately 4.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2021 June GRAT beneficially owns equity securities of EchoStar representing approximately 7.9% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year March 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
9,900,000 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
9,900,000 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
9,900,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 21.6% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2022 March GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,021,772 shares of Class A Common Stock outstanding on June 7, 2022 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 March GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 March GRAT may be deemed to beneficially own would be approximately 11.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 March GRAT beneficially owns equity securities of EchoStar representing approximately 19.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Telluray Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
12,808,205 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
12,808,205 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
12,808,205

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 26.2% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by Telluray Holdings are shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 36,021,772 shares of Class A Common Stock outstanding on June 7, 2022 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 15.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 25.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

ITEM 2.	Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2020 December GRAT; (d) the 2021 June GRAT; (e) the 2022 March GRAT; and (f) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2020 December GRAT, the 2021 June GRAT, the 2022 March GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2020 December GRAT

The 2020 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 13,630,860 shares of Class B Common Stock held by the 2020 December GRAT, except as set forth in Item 6.

(D) 2021 June GRAT

The 2021 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2021 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2021 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 4,053,768 shares of Class B Common Stock held by the 2021 June GRAT, except as set forth in Item 6.

(E) 2022 March GRAT

The 2022 March GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 March GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 March GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 9,900,000 shares of Class B Common Stock held by the 2022 March GRAT, except as set forth in Item 6.

(F) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the second quarter of each year, Mr. Ergen receives an annuity amount from the 2021 June GRAT under the trust agreement governing the 2021 June GRAT, assuming that the 2021 June GRAT has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the 2021 June GRAT, including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2021 June GRAT. On June 9, 2022, the 2021 June GRAT distributed 4,946,232 shares of Class B Common Stock held by the 2021 June GRAT to Mr. Ergen as an annuity payment. Therefore, the 2021 June GRAT has beneficial ownership of 4,053,768 shares of Class B Common Stock. The 2021 June GRAT is scheduled to expire in accordance with its terms on June 9, 2023.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on June 9, 2022. See Items  11 and 13 of the cover pages to this Amendment No. 39 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 12,808,205 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b) See Items 7 through 10 of the cover pages to this Amendment No. 39 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than: (i) as described herein; and (ii) as reflected in Amendment No. 38 to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year December 2020 SATS GRAT (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated December 21, 2020 and filed with the Securities and Exchange Commission on December 22, 2020)

Exhibit F: Power of Attorney for Two-Year June 2021 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated June 9, 2021 and filed with the Securities and Exchange Commission on June 10, 2021)

Exhibit G: Power of Attorney for Two-Year March 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated March 31, 2022 and filed with the Securities and Exchange Commission on April 1, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: June 10, 2022	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2020 SATS GRAT

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2021 SATS GRAT

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year December 2020 SATS GRAT (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated December 21, 2020 and filed with the Securities and Exchange Commission on December 22, 2020)

Exhibit F: Power of Attorney for Two-Year June 2021 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated June 9, 2021 and filed with the Securities and Exchange Commission on June 10, 2021)

Exhibit G: Power of Attorney for Two-Year March 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated March 31, 2022 and filed with the Securities and Exchange Commission on April 1, 2022)

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: June 10, 2022	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2020 SATS GRAT

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2021 SATS GRAT

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: June 10, 2022	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact